Exhibit 99.2

1 June 2018
Midatech Pharma PLC
 ("Midatech", "Company" or "Group")

Board change

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today confirms the appointment of Dr Craig Cook as its Chief Executive Officer and Board Director, and the resignation of Dr Jim Phillips, further to the announcement on 15 March 2018.

Dr Craig Richard Cook, aged 51 is, or has been in the previous five years, a director or partner of the following companies:

Current appointments	Past appointments
2X1Y Ltd	Sedation Solutions Limited
CareHealth Sarl
SedateUK Ltd
Shawlmist Limited
SpaceCode SA
Swisscare Health Limited
Winstead Assets Ltd

Craig Cook has a beneficial interest in 6,000 ordinary shares in the capital of Midatech, which represents 0.01% of the Company’s issued share capital. Also Craig Cook has options over 961,000 ordinary shares, which represents 1.57% of the Company’s issued share capital.

There are no arrangements or understandings pursuant to which Craig Cook was appointed as Chief Executive Officer or a Director.

Save as disclosed in this announcement, there are no further disclosures to be made in relation to Rule 17 of paragraph (g) of Schedule Two of the AIM Rules for Companies in respect of Craig Cook’s appointment.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
+44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Emma Earl / Ryan McCarthy
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group’s US commercial operation, with four cancer supportive care products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com